Exhibit 4.19

VIACOM EXCESS 401(k) PLAN

(2021 Restatement)

Table of Contents

Section 1. Establishment and Purpose of the Plan.		1

1.1	Establishment	1

1.2	Purpose	1

1.3	Reporting Employees	2

Section 2. Definitions		2

2.1	Account	2

2.2	Administrative Committee	2

2.3	Board of Directors	2

2.4	Bonus	2

2.5	Company	2

2.6	Compensation	2

2.7	Disability.	2

2.8	Eligible Employee	3

2.9	Employer	3

2.10	Employer Match	3

2.11	Excess Salary Reduction Contributions	4

2.12	Grandfathered Account	4

2.13	Grandfathered Account Payment Option	4

2.14	Investments Committee	4

2.15	Investment Options	4

2.16	Limitation	4

2.17	Old Viacom	4

2.18	Old Viacom Excess 401(k) Plan	4

2.19	Old Viacom Excess 401(k) Plan for Designated Senior Executives	4
2.20	Ongoing Account	4

2.21	Ongoing Account Payment Option	5

2.22	Participant.	5

2.23	Plan	5

2.24	Reporting Employee	5

2.25	Separation from Service.	5

2.26	Viacom 401(k) Plan	5

Section 3. Participation		6

3.1	Designation of Eligible Employees	6

3.2	Election to Participate	6

3.3	Amendment of Election	6

3.4	Amount of Elections	6

3.5	Rehired Employees	6

3.6	Plan Freeze	7

Section 4. Employer Match		7

4.1	Employer Match	7

4.2	Vesting	7

4.3	Plan Freeze	8

Section 5. Individual Account		8

5.1	Creation of Accounts	8

5.2	Election of Payment Options	8

5.3	Investments	10

5.4	Account Statements	11

Section 6. Payment		11

6.1	Payment on Account of Termination of Employment For Reasons Other Than Disability	11

6.2	Payment on Account of Disability	12

Section 7. Nature of Interest of Participant		12

Section 8. Hardship Distributions		12

8.1	Hardship Definition	12

8.2	Administrative Committee Discretion	12

8.3	Cancellation of Excess Salary Reduction Contributions.	13

Section 9. Beneficiary Designation.		13

Section 10. Administration		13

10.1	Administrative Committee	13

10.2	Powers of the Administrative Committee	13

10.3	Claims Procedure	13

10.4	Finality of Administrative Committee Determinations.	15

10.5	Severability	15

10.6	Governing Law	15

10.7	Gender	15

Section 11. No Employment Rights		15

Section 12. Amendment, Suspension, and Termination		16

Section 1. Establishment and Purpose of the Plan.

1.1 Establishment.

(a) Effective April 1, 1984, Viacom Inc. established and maintained an unfunded plan of voluntarily deferred compensation. The plan was known as the Viacom Excess 401(k) Plan. The discussion below refers to Viacom Inc. prior to 2006 as “Old Viacom” and to the Viacom Excess 401(k) Plan prior to 2006 as the “Old Viacom Excess 401(k) Plan.”

(b) On December 31, 2005, Old Viacom was restructured and separated into two publicly traded companies – Old Viacom, which was renamed CBS Corporation, and a new company outside the controlled group of Old Viacom, which was named Viacom Inc. (EIN 20-3515052). This new plan – the new Viacom Excess 401(k) Plan – was created, effective January 1, 2006 to benefit the employees of the new Viacom Inc. (“Viacom Inc.”) and its participating subsidiaries. The new Viacom Inc. adopted a new plan, which was first effective on January 1, 2006. Under an agreement and plan of merger between CBS Corporation and Viacom Inc., dated August 13, 2019, Viacom Inc. merged with and into CBS Corporation on December 4, 2019, to become ViacomCBS Inc. Immediately prior to the merger, the sponsorship of the Viacom Excess 401(k) Plan was transferred to Viacom International Inc.

(c) The new Viacom Excess 401(k) Plan was amended on March 31, 2009, December 17, 2009, March 13, 2017, December 20, 2017, and February 2, 2018, and is hereby amended and restated effective as of October 1, 2021.

(d) The Amended and Restated Viacom Excess 401(k) Plan will be frozen effective as of December 31, 2021 at 11:59:59 PM. On and after the freeze of the Plan, no new Participants will be admitted to the Plan, and existing Participants will not be credited any Employer Match and will not be able to make any Excess Salary Reduction Contributions under the Plan.

1.2 Purpose. The purpose of this Plan is to provide benefits to employees (a) who are participants in (i) the Viacom 401(k) Plan prior to October 1, 2021 or (ii) the ViacomCBS 401(k) Plan on and after October 1, 2021 and before January 1, 2022, but only to the extent that such employees (x) were eligible for the Viacom 401(k) Plan before October 1, 2021 or (y) would have been eligible for the Viacom 401(k) Plan had such plan not merged into the CBS 401(k) Plan on October 1, 2021 and (b) whose annual base salary and commissions exceed annual Internal Revenue Code compensation limits. Under the Plan, an Eligible Employee may, in certain circumstances, elect to defer receipt of a portion of his Compensation. The Plan also provides that the Company will, in certain instances, credit the Ongoing Account of a Participant with an Employer Match. This Plan is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). However, the Plan remains subject to further modifications once final Section 409A regulations or Internal Revenue Service guidance has been issued.

1.3 Reporting Employees. Any Eligible Employee who is identified by the Company on or after August 28, 2002 as a Reporting Employee shall no longer be eligible to participate in this Plan, and shall instead be eligible to participate in the Viacom Excess 401(k) Plan for Designated Senior Executives (or its successor). Any deferrals made under the Plan by any Reporting Employee prior to the date he becomes a Reporting Employee will be transferred to the Viacom Excess 401(k) Plan for Designated Senior Executives (or its successor) as of the date he becomes a Reporting Employee.

Section 2. Definitions.

The following words and phrases as used in this Plan have the following meanings:

2.1 Account. The term “Account” shall mean a Participant’s individual account, as described in Section 5 of the Plan. For Participants who have a positive Account as of December 31, 2005, their Account shall equal the sum of their Grandfathered Account and their Ongoing Account.

2.2 Administrative Committee. For the periods prior to June 1, 2020, the term “Administrative Committee” means the Viacom Retirement Committee. For the period on and after June 1, 2020, the term “Administrative Committee” means the ViacomCBS Administrative Committee. The Administrative Committee may act on its own behalf or through the actions of its duly authorized delegate or delegates.

2.3 Board of Directors. The term “Board of Directors” means the Board of Directors of the Company.

2.4 Bonus. The term “Bonus” means (i) any cash bonus paid under the Viacom Inc. Short-Term Incentive Plan and any other comparable annual cash bonus plan sponsored by any Employer and (ii) for MTV Networks employees, any commission overage paid on and after January 1, 2009.

2.5 Company. The term “Company” shall refer to (i) Viacom Inc. for periods prior to December 4, 2019 and (ii) ViacomCBS Inc. for periods on and after December 4, 2019.

2.6 Compensation. The term “Compensation” means an Eligible Employee’s annual compensation as defined in the Viacom 401(k) Plan (and its successors), except that the limitations imposed by Section 401(a)(17) of the Code and Bonuses shall not be taken into account.

2.7 Disability. A Participant shall be deemed to have incurred a “Disability” or to be “Disabled” if the Participant:

(a) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or

(b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the participant’s employer.

(c) Relationship to Termination. The date a Participant meets the definition of Disability shall be treated as the date he terminates employment for purposes of Section 6 of the Plan.

2.8 Eligible Employee. The term “Eligible Employee” means an employee of an Employer:

(a) for whom the sum of

1)	the rate of annual base salary for a particular year; plus

2)	actual commissions received for the prior year (not including any commissions and commission overages paid on and after January 1, 2008 to an MTV Networks employee);

equals or is greater than the annual compensation limit in effect under Code Section 401(a)(17) (as adjusted from time to time by the Administrative Committee) for the particular year, and

(b) who is designated by the Administrative Committee as an employee who is eligible to participate in the Plan. If an employee becomes an Eligible Employee in any Plan Year, such employee shall remain an Eligible Employee for all future Plan Years; provided, however, that the Administrative Committee may terminate such employee’s eligibility for the Plan if his annual base salary as of January 1 of any Plan Year is less than the amount in clause (a) above in effect for the Plan Year in which such employee initially became an Eligible Employee. In no event shall any Reporting Employee be considered an Eligible Employee under the Plan. All Employees who were Eligible Employees under the old Viacom Excess 401(k) Plan immediately prior to January 1, 2006 will remain Eligible Employees of this Plan, subject to this Section 2.8.

2.9 Employer. The term “Employer” means the Company and any affiliate or subsidiary that adopts the Plan on behalf of its Eligible Employees.

2.10 Employer Match. The term “Employer Match” means the amounts credited to a Participant’s Account with respect to a Participant’s Excess Salary Reduction Contributions, which for amounts contributed before January 1, 2013 is calculated using the rate of matching contributions under the Viacom 401(k) Plan in effect at the time such Plan contributions are made. For amounts contributed on or after January 1, 2013, the Employer Match is equal to 100% of the first 1% of a Participant’s Compensation, excluding any Bonus, deferred each pay period and treated as Excess Salary Reduction Contributions, and 50% of the next 5% of a Participant’s Compensation, excluding any Bonus, deferred each pay period and treated as Excess Salary Reduction Contributions, which is equal to a maximum Employer Match of 3.5% of a Participant’s Compensation, excluding any Bonus.

2.11 Excess Salary Reduction Contributions. The term “Excess Salary Reduction Contributions” means the portion of a Participant’s Compensation, excluding any Bonus, earned during a Plan Year (after such Participant has reached any Limitation) that he elects to defer under the terms of this Plan.

2.12 Grandfathered Account. “Grandfathered Account” means the portion of a Participant’s vested Account as of December 31, 2004 under the Old Viacom Excess 401(k) Plan, adjusted for earnings (or losses) thereon. The Company will keep appropriate records of the Grandfathered Account.

2.13 Grandfathered Account Payment Option. “Grandfathered Account Payment Option” means the payment option that applies to a Participant’s Grandfathered Account in this Plan (see Section 5.2) and to his Grandfathered Account in the Viacom Bonus Deferral Plan. A Participant’s Grandfathered Account Payment Option will be his “Joint Payment Option” in effect for the Old Viacom Excess 401(k) Plan unless and until he changes his Grandfathered Account Payment Option pursuant to Section 5.2(d)(1).

2.14 Investments Committee. The term “Investments Committee” means for the periods prior to June 1, 2020, the Investments Committee for Viacom Defined Contribution Plans, and (ii) for the periods on and after June 1, 2020, the ViacomCBS Investments Committee.

2.15 Investment Options. The term “Investment Options” means (i) prior to October 1, 2021, the investment funds available to participants in the Viacom 401(k) Plan, excluding the Self- Directed Brokerage Account, and (ii) effective as of October 1, 2021, the list of notional investments available to Participants selected by the Investments Committee, in its discretion.

2.16 Limitation. The term “Limitation” means the limitation on contributions to defined contribution plans under Code Section 415(c), on compensation taken into account under Code Section 401(a)(17), or on elective deferrals under Section 401(k)(3) and Section 402(g) of the Code.

2.17 Old Viacom. “Old Viacom” shall mean Viacom Inc., and its successors. Effective January 1, 2006, this entity was renamed CBS Corporation.

2.18 Old Viacom Excess 401(k) Plan. “Old Viacom Excess 401(k) Plan” shall mean the Viacom Excess 401(k) Plan, as sponsored by Old Viacom. Effective January 1, 2006, this plan was renamed the CBS Excess 401(k) Plan.

2.19 Old Viacom Excess 401(k) Plan for Designated Senior Executives. “Old Viacom Excess 401(k) Plan for Designated Senior Executives” shall mean the Viacom Excess 401(k) Plan for Designated Senior Executives, as sponsored by Old Viacom. Effective January 1, 2006, this plan was renamed the CBS Excess 401(k) Plan for Designated Senior Executives.

2.20 Ongoing Account. “Ongoing Account” means the portion of a Participant’s Account other than his Grandfathered Account.

2.21 Ongoing Account Payment Option. “Ongoing Account Payment Option” means the payment option that applies to a Participant’s Ongoing Account in this Plan (see Section 5.2) and to his Ongoing Account in the Viacom Bonus Deferral Plan. A Participant’s Ongoing Account Payment Option in effect for the Old Viacom Excess 401(k) Plan, if any, shall continue in effect under this Plan and shall be irrevocable.

2.22 Participant. The term “Participant” means an Eligible Employee who elects to have Excess Salary Reduction Contributions made to the Plan.

2.23 Plan. The term “Plan” means the Amended and Restated Viacom Excess 401(k) Plan as set forth herein, as amended from time to time.

2.24 Reporting Employee. “Reporting Employee” means an Eligible Employee who is identified by the Company as a reporting person for purposes of Section 16 of the Securities and Exchange Act of 1934 or any employee of an Employer who is eligible to participate in the Plan and whose securities may be attributable to a Reporting Employee for purposes of Section 16 of the Securities and Exchange Act of 1934.

2.25 Separation from Service. The term “Separation from Service” means the condition that exists when a Participant and the Employer reasonably anticipate that no further services will be performed after a certain date or that the level of bona fide services that the Participant will perform after such date (whether as an employee or an independent contractor) would permanently decrease to no more than 20% of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Employer if the Participant has been providing services to the Employer for less than 36 months). For purposes of this Section 2.25, for periods during which a Participant is on a paid bona fide leave of absence and has not otherwise experienced a Separation from Service, the Participant is treated as providing bona fide services at the level equal to the level of services that the Participant would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which a Participant is on an unpaid bona fide leave of absence and has not otherwise experienced a Separation from Service are disregarded for purposes of this Section (including for purposes of determining the applicable 36-month (or shorter) period). For purposes of this Section, and notwithstanding Section 2.9, the “Employer” shall be considered to include all members of the controlled group of corporations, trades or businesses which includes the Company; provided, however, that in applying Code Section 414(b), the phrase “at least 50 percent” shall be substituted for “at least 80 percent”; and in applying Code Section 414(c), the phrase “at least 50 percent” shall be used instead of the phrase “at least 80 percent.” Separation from Service shall be determined on the basis of the modifications described in Treasury Regulation Section 1.409A-1(h)(3) (or any successor regulation)) as defined in Code Section 409A and the regulations or other guidance issued thereunder.

2.26 Viacom 401(k) Plan. “Viacom 401(k) Plan” means for periods prior to December 4, 2019, the Viacom 401(k) Plan sponsored by Viacom, Inc., effective January 1, 2006, and for periods on and after December 4, 2019, and before October 1, 2021, Viacom International Inc.

Section 3. Participation.

3.1 Designation of Eligible Employees. All employees who were Eligible Employees under the Old Viacom Excess 401(k) Plan immediately prior to January 1, 2006 remained Eligible Employees, subject to Section 2.8. Beginning January 1, 2006, each month the Administrative Committee will designate in its sole discretion those additional employees who satisfy the terms of Section 2.8 as eligible to participate in the Plan.

3.2 Election to Participate. An Eligible Employee must elect to participate in the Plan. The Administrative Committee shall establish rules and procedures, in compliance with Section 409A of the Code and the regulations and guidance thereunder, pursuant to which an election to make Excess Salary Reduction Contributions will be effective. For the election to be effective during the Plan Year in which an individual first becomes an Eligible Employee, the election must be made not later than 30 days after the date he first becomes an Eligible Employee. For the election to be effective during any subsequent Plan Year, the election must be made not later than December 31st of the immediately preceding Plan Year. The election will be effective on a prospective basis beginning with the first eligible payroll period, or as soon as administratively practicable thereafter following receipt of the election by the Administrative Committee, and will remain in effect unless it is amended in accordance with Section 3.3.

3.3 Amendment of Election. Participants may amend their existing Excess Salary Reduction Contribution election under this Plan by filing a new election in accordance with the prescribed administrative guidelines, not later than December 31st of the preceding Plan Year. Such change will be effective on a prospective basis beginning with the first payroll period of the Plan Year following receipt of the new election by the Administrative Committee, or as soon as administratively practicable thereafter following receipt of the new election by the Administrative Committee.

3.4 Amount of Elections. Each election filed by an Eligible Employee must specify the amount of Excess Salary Reduction Contributions in a whole percentage between 1% and 15% of the Participant’s Compensation, excluding any Bonus.

3.5 Rehired Employees. A rehired employee who is an Eligible Employee (i.e., satisfies the requirements of Section 2.8(a) and (b) of the Plan) on the date of rehire and who was eligible to participate in the Plan at the time of his termination of employment shall be eligible to participate in the Plan upon his rehire, unless the Administrative Committee determines otherwise. Such rehired Eligible Employee may be treated as newly eligible to participate and entitled to mid-year enrollment to the extent permitted by Section 3.2 (and for purposes of Section 3.2 shall be considered to have first become an Eligible Employee on the date of his rehire) if:

(a) the Eligible Employee had received payment of all amounts under the Plan’s ongoing Account and any other elective account balance plan or nonelective account balance plan and, as of the date of the last payment, was not eligible to continue participation in the Plan or any other elective account balance plan or nonelective account balance plan, disregarding for this purpose any right to delay payment; or

(b) the Eligible Employee had ceased to be eligible to participate in the Plan and all other elective account balance plans and nonelective account balance plans and had not been eligible to participate in the Plan or any other elective account balance plan or nonelective account balance plan at any time during the 24-month period ending on the date the Eligible Employee was rehired (disregarding for purposes of determining the Eligible Employee’s eligibility, the right to accrue earnings on amounts in the Plan or any other elective account balance plan or nonelective account balance plan), regardless of whether the Eligible Employee has received payment of amounts previously deferred.

If a rehired Eligible Employee is not described in (a) or (b) above, then such Eligible Employee will not be eligible to make a mid-year enrollment election. Accordingly, any Excess Salary Reduction Contribution elections by such employees must be made during the open enrollment election period for the following Plan Year. By way of clarification, however, if an employee (including a previously Eligible Employee who is not an Eligible Employee on the date of rehire) is rehired within the same Plan Year as his Separation from Service, then any Excess Salary Reduction Contribution election for that Plan Year remains in effect for the remainder of such Plan Year following rehire, and the date of the employee’s Separation from Service for purposes of making distributions subject to that election is the date of the employee’s Separation from Service preceding his rehire, unless the Administrative Committee determines otherwise in accordance with the requirements of Section 409A.

3.6 Plan Freeze. Notwithstanding the foregoing or any other provisions of the Plan, effective on and after December 31, 2021 at 11:59:59 PM, no person shall be eligible to enter the Plan. Participants as of December 31, 2021 at 11:59:59 PM will continue to be Participants, but shall not be credited an Employer Match and shall not make Excess Salary Reduction Contributions on and after December 31, 2021 at 11:59:59 PM.

Section 4. Employer Match.

4.1 Employer Match. An Employer Match will be credited approximately every two weeks to a Participant’s Ongoing Account with respect to the eligible portion of Excess Salary Reduction Contributions of such Participant. For amounts contributed on or after January 1, 2013, the Employer Match is equal to 100% of the first 1% of a Participant’s Compensation, excluding any Bonus, deferred each pay period and treated as Excess Salary Reduction Contributions, and 50% of the next 5% of a Participant’s Compensation, excluding any Bonus, deferred each pay period and treated as Excess Salary Reduction Contributions, which is equal to a maximum Employer Match of 3.5% of a Participant’s Compensation, excluding any Bonus. In general, the portion of a Participant’s Excess Salary Reduction Contributions eligible for a match shall be based on Compensation up to an annual maximum amount of $500,000. However, special limits on annual Compensation are set out in Appendix A.

4.2 Vesting. An Employee shall be vested in the Employer Match according to the vesting schedule set forth in the Viacom 401(k) Plan.

4.3 Plan Freeze. Notwithstanding the foregoing or any other provisions of the Plan, on or after December 31, 2021 at 11:59:59 PM Participants shall not be credited an Employer Match and shall not make Excess Salary Reduction Contributions under the Plan.

Section 5. Individual Account.

5.1 Creation of Accounts. The Company will maintain an Ongoing Account in the name of each Participant. Each Participant’s Ongoing Account will be credited with the amount of the Participant’s (a) Excess Salary Reduction Contributions, (b) Employer Match, if any, made in all Plan Years, and (c) any notional investment gains and losses. The Company will also maintain a Grandfathered Account for Participants who have a vested Account Balance as of December 31, 2004 under the Old Viacom Excess 401(k) Plan.

5.2 Election of Payment Options.

(a) Any Grandfathered Account Payment Option shall continue to apply to a Participant’s Grandfathered Account until changed by the Participant in accordance with this Section 5.

(b) Any Eligible Employee who does not have an Ongoing Account Payment Option in effect shall elect an Ongoing Account Payment Option at the same time that the Participant files his initial election to commence participation in the Plan pursuant to Section 3.2.

(c)(1) A Participant may elect to receive his Ongoing Account under either of the following Payment Options: (i) a single lump sum; or (ii) annual payments over a period of two, three, four or five years beginning , in either case, the later of (I) on or about January 31st of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment, or (II) as soon as practicable following the first of the month following or coincident with the six-month anniversary of the Employee’s Separation from Service. If no Ongoing Account Payment Option election is made in accordance with the terms of the Plan or under the Viacom Bonus Deferral Plan, a Participant shall be deemed to have elected to receive his Ongoing Account in a single lump sum to be paid the later of (i) on or about January 31st of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment or (ii) as soon as practicable following the first of the month following or coincident with the six-month anniversary of the Employee’s Separation from Service, unless the Participant elects to be paid on or about January 31st of the 2nd, 3rd, 4th or 5th calendar year following the year in which the Participant terminates employment. If a Participant elects to receive annual payments over a period of two or more years, such annual payments shall be made in substantially equal annual payments, unless the Participant designates, at the time of making his Ongoing Account Payment Option election, a specific percentage of his Ongoing Account to be distributed in each year. All specified percentages must be a whole multiple of 10% and the total of all designated percentages must be equal to 100%.

(2) A Participant may elect to receive his Grandfathered Account under either of the following Payment Options: (i) a single lump sum; or (ii) annual payments over a period of two, three, four or five years beginning on or about January 31st of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment. If no Grandfathered Account Payment Option election is made in accordance with the terms of the Plan or under the Viacom Bonus Deferral Plan, a Participant shall be deemed to have elected to receive his Grandfathered Account in a single lump sum on or about January 31st of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment. If a Participant makes a Grandfathered Account Payment Option election to receive payments in a single lump sum, such lump sum shall be payable on or about January 31st of the calendar year immediately following the end of the Plan Year in which the Participant terminates employment, unless the Participant elects to be paid on or about January 31st of the 2nd, 3rd, 4th or 5th calendar year following the year in which the Participant terminates employment. If a Participant elects to receive annual payments over a period of two or more years, such annual payments shall be made in substantially equal annual payments, unless the Participant designates, at the time of making his Grandfathered Account Payment Option election, a specific percentage of his Grandfathered Account to be distributed in each year. All specified percentages must be a whole multiple of 10% and the total of all designated percentages must be equal to 100%.

Example 1: If a Participant (i) elects (or is deemed to elect) a Grandfathered Account or Ongoing Account Payment Option that provides for a lump sum payment in the year following the Plan Year in which he terminates employment and (ii) terminates employment in February 2021, such lump sum shall be paid on or about January 31, 2022. A Participant alternatively could designate January 31st of 2023, 2024, 2025 or 2026 in which to receive his lump sum.

Example 2: If a Participant (i) elects a Grandfathered Account or Ongoing Account Payment Option that provides for annual payments over a period of four years and (ii) terminates employment in February 2021, the first installment from his Grandfathered Account and his Ongoing Account will be paid on or about January 31, 2022 and the subsequent payments will be made on or about January 31st of 2023 through 2025. Each payment on or about January 31st of 2022 through 2025 will be comprised of approximately 25% of the Participant’s Grandfathered or Ongoing Account as of December 31st of the calendar year in which the Participant terminates employment. A Participant alternatively could designate 10% of his Grandfathered or Ongoing Account to be distributed in January 2022, 20% in January 2023, 30% in January 2024 and 40% in January 2025; or, any other combination of percentages that totals 100%.

Example 3: If a Participant (i) elects (or is deemed to elect) a Grandfathered Account or Ongoing Account Payment Option that provides for a lump sum payment in the year following the Plan Year in which the Participant terminates employment and (ii) terminates employment in October 2021, his Grandfathered Account lump sum shall be paid on or about January 31, 2022 and his Ongoing Account lump sum shall be paid in May 2022 (as soon as administratively practicable following 6 months after his termination of employment).

Example 4: If a Participant (i) elects a Grandfathered Account or Ongoing Account Payment Option that provides for annual payments over a period of four years and (ii) terminates employment in August 2021, the first installment from his Grandfathered Account will be paid on or about January 31, 2022 and the subsequent payments will be made on or about January 31st of 2023 through 2025. Each payment on or about January 31st of 2022 through 2025 will be comprised of approximately 25% of the Participant’s Grandfathered Account as of December 31st of the calendar year in which the Participant terminates employment. The first installment from his Ongoing Account will be paid in March 2022 (as soon as administratively practicable following 6 months after his termination of employment) and each subsequent payment made in January of 2023 through 2025 will be comprised of approximately 25% of the Participant’s Ongoing Account as of the Participant’s date of termination.

(d) Changes.

(1) Grandfathered Account. With respect to a Grandfathered Account, a Participant may change his Grandfathered Account Payment Option no more than three times over the course of his employment with the Company or any affiliate. A Participant may change an existing Grandfathered Account Payment Option only one time in any calendar year. Any change of a Participant’s existing Grandfathered Account Payment Option election made less than six months prior to the Participant’s termination of employment for any reason shall be null and void and the Participant’s last valid Grandfathered Account Payment Option shall remain in effect.

5.3 Investments.

(a) All Excess Salary Reduction Contributions and all Employer Match will be credited through December 31st of the calendar year in which the Participant experiences a Separation from Service with an amount equal to such amount which would have been earned had such contributions been invested in the same Investment Options and in the same proportion as the Participant may elect, from time to time, to have his Salary Reduction Contributions invested under the Viacom 401(k) Plan; or if no such election has been made, in the Viacom 401(k) Plan fund designated by the Administrative Committee. Employer Match credited prior to April 1, 2009 will be credited through December 31st of the calendar year in which the Participant Separates from Service with an amount equal to such amount that would have been earned had such contributions been invested in the Viacom Company Stock Fund in the Viacom 401(k) Plan unless the Participant has transferred any portion of that account to another Investment Option.

Effective as of October 1, 2021, a Participant may select from a list of notional Investment Options how the balance of his Account will be invested. Earnings and losses received on the Participant’s notional investments will be credited to the Participant’s Account in such manner as determined by the Investments Committee. The Investments Committee shall develop procedures as it, in its discretion, deems advisable with respect to the selection of notional investments by Participants and the reflection of value attributable to such notional investments in their Accounts including, without limitation, procedures which restrict a Participant’s ability to notionally invest in certain Investment Options. Effective as of October 1, 2021, at the time an employee becomes a Participant under the Plan, and for existing Participants, prior to the time of the first payroll period occurring on or after October 1, 2021, each Participant shall elect, in a manner determined by the Administrative Committee, that his future Employer Match, if any, be notionally invested in multiples of 1% in any one or more of the Investment Options available under the Plan. Each Participant who does not, as of such time, make such an investment election, shall have his future Employer Match notionally invested in such Investment Option(s) as may be selected by the Administrative Committee (which Investment Option(s) shall be a “qualified default investment alternative” within the meaning of Department of Labor regulations).

(b) If a Participant elects annual payments, no additional adjustments will be made to any amount payable in the first calendar year following the year in which the Participant terminates employment. If, however, payment of the first installment of a Participant’s Ongoing Account cannot be made until at least the six-month anniversary of the Employee’s Separation from Service, the Participant’s Ongoing Account shall be credited with earnings based on the rate of return in the Plan’s stable value fund as designated by the Administrative Committee beginning January 1st of the calendar year following the year in which the Participant terminates employment and continuing through the end of the month of such six-month anniversary, unless, effective as of October 1, 2021, a Participant has elected to invest any portion of his Account in Investment Options, in which case such earnings shall be credited for any amounts invested in Investment Options. For any annual payments made in the second, third, fourth or fifth year following the calendar year in which the Participant experiences a Separation from Service, the Participant’s Grandfathered or Ongoing Account shall be credited with earnings based on the rate of return in the Plan’s stable value fund as designated by the Administrative Committee beginning January 1st of the calendar year following the year in which the Participant terminates employment and continuing through December 31st of the calendar year immediately preceding the calendar year in which each payment is made. However, effective as of October 1, 2021, if the Participant has elected to invest any portion of his Account in Investment Options, such earnings shall be credited for any amounts invested in Investment Options.

(c) No provision of this Plan shall require the Company or the Employer to actually invest any amounts in any fund or in any other investment vehicle.

5.4 Account Statements. Each Participant will be given, at least annually, a statement showing (a) the amount of all Contributions, (b) the amount of Employer Match, if any, made with respect to his Account for such Plan Year, and (c) the balance of the Participant’s Account after crediting notional gains and losses attributable to investments in the Investment Options.

Section 6. Payment.

6.1 Payment on Account of Termination of Employment For Reasons Other Than Disability. A Participant (or a Participant’s beneficiary) shall be paid the balance in his Grandfathered Account or Ongoing Account following termination of employment in accordance with the Grandfathered Account or Ongoing Account Payment Option in effect with respect to the Participant.

6.2 Payment on Account of Disability. A Participant (or a Participant’s beneficiary) shall be paid the balance in his Grandfathered Account or Ongoing Account following the date he meets the definition of Disability in accordance with the Grandfathered Account or Ongoing Account Payment Option in effect with respect to the Participant. If a Participant no longer meets the definition of Disability and returns to work with an Employer, no further payments shall be made on account of the prior Disability, and distribution of his remaining Grandfathered Account or Ongoing Account shall be made as otherwise provided in this Section 6 at the time of his subsequent termination of employment.

Section 7. Nature of Interest of Participant.

Participation in this Plan will not create, in favor of any Participant, any right or lien in or against any of the assets of the Company or any Employer, and all amounts of Compensation deferred here under shall at all times remain an unrestricted asset of the Company or the Employer. A Participant’s rights to benefits payable under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, or encumbrance. All payments hereunder shall be paid in cash from the general funds of the Company or applicable Employer and no special or separate fund shall be established and no other segregation of assets shall be made to assure the payment of benefits hereunder. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between any Employer and a Participant or any other person, and the Company’s and each Employer’s promise to pay benefits hereunder shall at all times remain unfunded as to the Participant.

Section 8. Hardship Distributions.

8.1 Hardship Definition. A Participant may request the Administrative Committee to accelerate distribution of all or any part of the value of his Account solely for the purpose of alleviating an immediate financial emergency. For purposes of this Section 8.1, such an immediate financial emergency shall mean a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. This requirement is met only if the amounts distributed with respect to an emergency do not exceed the amounts necessary to satisfy such emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship), including loans and withdrawals from the Viacom 401(k) Plan and, for periods on and after October 1, 2021, the ViacomCBS 401(k) Plan.

8.2 Administrative Committee Discretion. The Administrative Committee may request that the Participant provide certifications and other evidence of qualification for such emergency hardship distribution as it determines appropriate. The decision of the Administrative Committee with respect to the grant or denial of all or any part of such request shall be in the sole discretion of the Administrative Committee, whether or not the Participant demonstrates that an immediate financial emergency exists, and shall be final and binding and not subject to review.

8.3 Cancellation of Excess Salary Reduction Contributions. In the event that a Participant receives a distribution to alleviate an immediate financial emergency pursuant to this Section 8 or receives a hardship distribution from the Viacom 401(k) Plan, or, for periods on and after October 1, 2021, the ViacomCBS 401(k) Plan, any cancellation of his Excess Salary Reduction Contributions shall be made in accordance with the requirements of Section 409A.

Section 9. Beneficiary Designation.

A Participant’s beneficiary designation for this Plan will automatically be the same as the Participant’s beneficiary designation recognized under the Viacom 401(k) Plan, or for periods on and after October 1, 2021, the ViacomCBS 401(k) Plan, unless a separate designation of beneficiary for this Plan has been properly filed.

Section 10. Administration.

10.1 Administrative Committee. This Plan will be administered by the Administrative Committee.

10.2 Powers of the Administrative Committee. The Administrative Committee’s powers will include, but will not be limited to, the power:

(a) to determine who are Eligible Employees for purposes of participation in the Plan;

(b) to interpret the terms and provisions of the Plan and to determine any and all questions arising under the Plan, including without limitation, the right to remedy possible ambiguities, inconsistencies, or omissions by a general rule or particular decision;

(c) to adopt rules consistent with the Plan; and

(d) to approve certain amendments to the Plan.

10.3 Claims Procedure. The Administrative Committee shall have the exclusive right to interpret the Plan and to decide any and all matters arising thereunder.

(a) Claim for Benefit. Claims as to the amount of any distribution or method of payment under the Plan must be submitted in writing to the Administrative Committee. The Administrative Committee shall notify the Participant of its decision by written or electronic notice, in a manner calculated to be understood by the Participant. The notice shall set forth:

(1) the specific reasons for the denial of the claim;

(2) a reference to specific provisions of the Plan on which the denial is based;

(3) a description of any additional material or information necessary to perfect the claim and an explanation of why such material or information is necessary; and

(4) an explanation of the Plan’s claims review procedure for the denied or partially denied claim and any applicable time limits, and a statement that the Participant has a right to bring a civil action under Section 502(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) following an adverse benefit determination on review.

Such notification shall be given within 90 days after the claim is received by the Administrative Committee (or within 180 days, if special circumstances require an extension of time for processing the claim, and provided written notice of such extension and circumstances and the date a decision is expected is given the Participant within the initial 90-day period). The time period begins when the claim is filed, regardless of whether the Plan has all of the information necessary to decide the claim at the time of filing. A claim is considered approved only if its approval is communicated in writing to the Participant.

(b) Review or Denial of Claim. Upon denial of a claim in whole or in part, a Participant shall have the right to submit a written request to the Administrative Committee for a full and fair review of the denied claim. A request for review of a claim must be submitted within 60 days of receipt by the Participant of written notice of the denial of the claim. If the Participant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the Participant precluded from reasserting it. Also, if the Participant is not provided a notice of denial, the Participant may submit a written request for review to the Administrative Committee.

The Participant shall have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Participant’s claim for benefits. The Participant may submit written comments, documents, records, and other information relating to the claim for benefits. The review shall take into account all comments, documents, records, and other information submitted by the Participant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination. Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

(c) Decision by the Administrative Committee. The Administrative Committee will advise the Participant of the results of the review within 60 days after receipt of the written request for review (or within 120 days if special circumstances require an extension of time for processing the request, and if notice of such extension and circumstances is given to such Participant within the initial 60 day period).

The decision on review shall be in written or electronic form, in a manner calculated to be understood by the Participant. The notice shall set forth:

(1) the specific reasons for the denial of the appeal of the claim;

(2) the specific reference to the pertinent provisions of the Plan on which the denial is based;

(3) a statement that the Participant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Participant’s claim for benefits;

(4) a statement describing any voluntary appeal procedures offered by the Plan (if any) and the Participant’s right to obtain the information about such procedures and a statement of the Participant’s right to bring an action under Section 502(a) of ERISA.

To the extent of its responsibility to review the denial of benefit claims, the Administrative Committee shall have full authority to interpret and apply in its discretion the provisions of the Plan. The Administrative Committee may request a meeting to clarify any matters deemed appropriate.

A Participant, beneficiary, or other individual alleging a violation of or seeking any remedy under any provision of ERISA shall also be subject to the claims procedure described in this Section 10.3. Any such claim shall be filed within one year of the time the claim arises or it shall be deemed waived and abandoned. Also, any suit or legal action will be subject to a one-year limitation period, measured from the date a claim arises and tolled during the period that any claim is pending under the claims procedures of this Section 10.3.

10.4 Finality of Administrative Committee Determinations. Determinations by the Administrative Committee and any interpretation, rule, or decision adopted by the Administrative Committee under the Plan or in carrying out or administering the Plan shall be final and binding for all purposes and upon all interested persons, their heirs, and personal representatives.

10.5 Severability. If a provision of the Plan shall be held illegal or invalid, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

10.6 Governing Law. The provisions of the Plan shall be governed by and construed in accordance with the laws of the State of New York, to the extent not preempted by the laws of the United States.

10.7 Gender. Wherein used herein, words in the masculine form shall be deemed to refer to females as well as males.

Section 11. No Employment Rights.

No provisions of the Plan or any action taken by the Company, the Board of Directors, or the Administrative Committee shall give any person any right to be retained in the employ of any Employer, and the right and power of the Company to dismiss or discharge any Participant is specifically reserved.

Section 12. Amendment, Suspension, and Termination.

The Administrative Committee shall have the right to amend the Plan at any time, unless provided otherwise in the Company’s governing documents. The Board of Directors shall have the right to suspend or terminate the Plan at any time. No amendment, suspension or termination shall, without the consent of a Participant, adversely affect the value of such Participant’s Account. In the event the Plan is terminated, the Administrative Committee shall continue to administer the Plan in accordance with the relevant provisions thereof.

IN WITNESS WHEREOF, the Company has caused this Plan to be executed by its duly authorized representative this 20th day of September, 2021.

ViacomCBS Inc.

By:	/s/ Mark Beatty
Mark Beatty

Its:	Member, ViacomCBS Administrative Committee

Appendix A – Special Limits on Annual Compensation

Notwithstanding the provisions of Section 4 of the Plan, the following special limits on annual Compensation shall apply to Employees who became Participants in the Plan on January 1, 2006:

•

Prior to April 1, 2009, Employees eligible as of December 31, 1995 under the Old Viacom Excess 401(k) Plan and whose base salary plus bonus as of December 31, 1995 exceeded $750,000, the maximum annual Compensation for the 1996 Plan Year and each subsequent Plan Year on which the Employer Match will be based shall be the Employee’s base salary plus bonus as of December 31, 1995. Effective as of April 1, 2009, the maximum annual Compensation on which the Employer Match will be based shall be limited to $500,000.

•

For an active full-time Employee who is a Participant and who is also a full-time employee of CBS Corporation or a member of its controlled group and a participant in the Old Viacom 401(k) Plan and the Old Viacom Excess 401(k) Plan or the Old Viacom Excess 401(k) Plan for Designated Senior Executives on and after January 1, 2006, the maximum annual Compensation for the 2006 Plan Year and each subsequent Plan Year on which the Employer Match will be based shall be $375,000.